Filer: WFS Financial Inc

Pursuant to Rule 425 Filings under the Securities and Exchange Act of 1933 and deemed filed pursuant to Rule 14 a-12 of the Securities and Exchange Act of 1934.

Subject Company: WFS Financial Inc

Commission File No: 000-26458

September 26, 2002

Lisa Capps Investor Relations WFS Financial Phone: (949) 727-1002 Email: Investor_Relations@WFSFinancial.com

FOR IMMEDIATE RELEASE

Westcorp Withdraws Proposal to Acquire Outstanding Minority Interest in WFS Financial Inc

Irvine, California: WFS Financial Inc (NASDAQ:WFSI) announced today that it had received notice from Westcorp (NYSE:WES) that the proposal to acquire the outstanding 16% minority interest of WFS has been withdrawn. On July 17, 2002, Westcorp had announced a merger proposal, authorized by a special committee of Westcorp’s independent directors, whereby the public holders of WFS common shares would receive 0.9204 of Westcorp common share for each outstanding WFS common share. In its notice, Westcorp indicated that it had withdrawn that proposal and was terminating further discussions with the independent director special committee of WFS because the two special committees were unable to reach an agreement on a mutually acceptable exchange ratio for the proposed transaction.

WFS is one of the nation’s largest independent automobile finance companies. WFS specializes in originating, securitizing, and servicing new and pre-owned prime and non-prime credit quality automobile contracts through its nationwide relationships with automobile dealers.